January 31, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Copley Acquisition Corp

Registration Statement on Form S-1

Filed December 20, 2024

File No. 333-283972

Ladies and Gentlemen:

On behalf of our client, Copley Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 16, 2025, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on December 20, 2024.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement Filed December 20, 2024

Cover Page

1.	Please revise cross references on your cover page to ensure that they are correct and are highlighted in prominent type. For example, in each of the sixth paragraph and the twelfth paragraph where you include a cross-reference to your risk factor, “Since our sponsor, officers and directors and any other holder of our founder shares, including our non-managing sponsor member, will lose their entire investment in us . . .,” on page 63, please revise to ensure the cross-reference is accurate as to the location of the risk factor. In the eleventh paragraph where you include cross-references to further discussion on your sponsor’s and your affiliates’ securities and compensation, please revise to highlight such cross-references by prominent type or in another manner. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cross references on the cover page accordingly.

2.	Please expand to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China (including Hong Kong and Macau). Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 9 through 11 of Amendment No. 1 accordingly. The Company respectfully advises the Staff that it has prominently disclosed in multiple locations that it will not search for, nor consummate an initial business combination with, a target in China (including Taiwan, Hong Kong and Macau). Accordingly, the Company believes that it has provided sufficient disclosure with respect to a company not seeking a business combination target in China.

3.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the company, or to investors, and quantify the amounts where applicable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it is a single, Cayman Islands-incorporated entity with no subsidiaries and does not make any internal cash transfers. The Company respectfully advises the Staff that it will not search for, nor consummate an initial business combination with, a target in China (including Taiwan, Hong Kong and Macau). Accordingly, the Company does not view the description of cash transfers through its organization to be material and worthy of disclosure in Amendment No. 1.

4.	Please revise to state whether the cashless exercise of the placement warrants included in the placement units purchased by the sponsor at the time of the closing of the offering and upon the conversion of the working capital loans into placement units may result in a material dilution of the purchasers’ equity interests.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page of Amendment No. 1 accordingly.

5.	We note disclosure on page 18 that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of founder shares by the sponsor at 25% of aggregate and outstanding shares at the time of the offering. Please include appropriate disclosure on the cover page regarding any securities to be issued in this regard and price to be paid for these securities, as required by Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 20, 66, 111, 163, 165, 169 and 178 of Amendment No. 1 accordingly

Summary, page 1

6.	Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K. In this regard, we note various disclosures throughout your prospectus that you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the placement units and that you may need additional funds to: complete your business combination, including if you become obligated to redeem a significant number of public shares; fund working capital deficiencies; finance transaction costs in connection with an intended initial business combination; or cover the cost of the extension options. You also disclose that you may raise funds through the issuance additional class A and preference shares, equity-linked securities, loans, advances or other indebtedness, including pursuant to forward purchase agreements or backstop arrangements. Please revise existing disclosure or include a new section in the Summary to provide a more consolidated and comprehensive discussion.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has included a new section in the Summary on page 7 titled “Additional Financing.”

7.	Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it is a single, Cayman Islands-incorporated entity with no subsidiaries and does not make any internal cash transfers. Further, the Company’s assets upon an initial public offering would be limited to cash, denominated in USD, held in its trust account and working capital account, respectively, each of which is based in the United States. The Company respectfully advises the Staff that it will not search for, nor consummate an initial business combination with, a target in China (including Taiwan, Hong Kong and Macau). Accordingly, the target company will not be subject to any PRC laws. As a result, the Company does not view the description of cash transfers through its organization nor the discussion of any foreign exchange restrictions to be material and worthy of disclosure in Amendment No. 1.

Initial Business Combination, page 6

8.	We note your disclosure on page 6 that you may seek shareholder approval of a charter amendment to extend the completion window beyond 30 months. Please revise to disclose whether there are any limitations on such extensions, including as to their duration or the number of times the completion window may be extended by charter amendment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 6, 34, 71 and 171 of Amendment No. 1 accordingly.

Sponsor Information, page 10

9.	Please expand your disclosure outside of the compensation table on page 10 to describe the extent to which the conversion of loans into placement units may result in a material dilution of the purchasers’ equity interests, including that the placement warrants may be exercised on a cashless basis. See Item 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and page 13 of Amendment No. 1 accordingly.

10.	As applicable, please revise the compensation table on page transfer restrictions table on page 12 to disclose whether such restrictions apply to your directors, director nominees and executive officers, as you disclose on pages 118-119.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the tables on pages 14 and 123 of Amendment No. 1 accordingly.

11.	Regarding the anti-dilution rights of founder shares as discussed on page 11 and elsewhere, with respect to clause (iii) describing the subtraction of shares redeemed in connection with the business combination, please clarify whether redemptions made in connection with a charter amendment will also be subtracted in the calculation of the adjustment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 13, 23, 122 and 172 of Amendment No. 1 accordingly.

Conflicts of Interest, page 33

12.	Please expand your disclosure to also describe conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, officers or directors, or any of their respective affiliates for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on page 32, including the repayment of an aggregate of up to $700,000 in loans and the reimbursement for any out-of-pocket expenses. See Item 1602(b)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 36 of Amendment No. 1 accordingly.

Summary of Risk Factors, page 38

13.	In your summary of risk factors, disclose the risks that your corporate structure and being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 42 of Amendment No. 1 accordingly.

14.	Please expand your second summary risk factor to specifically highlight that you may not need any public shares in addition to the founder shares and placement shares to be voted in favor of the initial business combination in order to approve the transaction, as you explain elsewhere in your prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 41 and 44 of Amendment No. 1 accordingly.

Risk Factors, page 41

15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your search for a target company and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has addressed the impact in its risk factor titled “Since our directors and officers are based in or have significant ties to the PRC, the Chinese government may have potential oversight and discretion over the conduct of our directors’ and officers’ search for a target company. The Chinese government may intervene or influence our operations at any time through our directors and officers who are based in or have significant ties to the PRC, which could result in a material change in our search for a target business and/or the value of the securities we are offering. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice and could have a significant impact upon our ability to operate” on page 85 of Amendment No. 1. The Company respectfully advises the Staff that these risks will not be applicable to the ultimate public company resulting from the Company’s initial business combination, as the Company will not be searching for a target that operates in China (including Hong Kong, Taiwan and Macau).

We may issue additional Class A ordinary or preference shares . . ., page 74

16.	We note your disclosure that you may issue additional ordinary or preference shares to complete your initial business combination. Please expand your disclosures to clearly disclose any additional impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the terms of securities issuances may be intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it believes the risks noted by the Staff in its Comment #16 is best addressed in the Company’s risk factor titled “We may issue our shares to investors in connection with our initial business combination at a price that is less than the prevailing market price of our shares at that time” found on page 70 of Amendment No. 1 and has revised the risk factor accordingly.

Since our directors and officers are based in or have significant ties to the PRC . . ., page 82

17.	Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please expand to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor, which can be found on page 85 of Amendment No. 1, accordingly. The Company respectfully advises the Staff that these risks will not be applicable to the ultimate public company resulting from the Company’s initial business combination, as the Company will not be searching for a target which operates in China (including Hong Kong, Taiwan and Macau).

Proposed Business

Sponsor Information, page 116

18.	Please revise the tables on pages 15 and 118 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 18 and 124 accordingly.

Permitted purchases and other transactions with respect to our securities, page 126

19.	Please revise to reconcile your disclosures regarding permitted purchases of public shares by your sponsor, initial shareholders, directors, officers, advisors or their affiliates. More specifically, you state that the purpose of such purchases could be to vote such public shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of your initial business combination. However, you also state that such purchases would be structured in compliance with the requirements of Rule 14e-5, including that such shares would not be voted in favor of approving the business combination transaction.

Response: The Company acknowledges the Staff’s comment and advises the Staff that such purchases would be structured in compliance with the requirements of Rule 14e-5, including that such shares would not be voted in favor of approving the business combination transaction. The Company further advises the Staff that it Company has made the appropriate revisions to pages 20, 21, 30, 131 and 134 of Amendment No. 1 to remove mention that the purpose of such purchases could be to vote such public shares in favor of the business combination.

General

20.	As applicable, please revise to describe the experience of Mr. Ng in organizing special purpose acquisition companies and the extent to which he is involved in other special purpose acquisition companies. In this regard, we note your statement on page 145 that Mr. Ng was the President and Chief Financial Officer of Black Spade Acquisition Co. from March 2021 to August 2023 when it merged with Vinfast. We also note disclosure on page 35 that different timelines of competing business combinations could cause your directors and executive officers to prioritize a different business combination over finding a suitable acquisition target for your business combination. See Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Mr. Ng does not currently hold a position with any other special purpose acquisition company. Further, the Company advises the Staff that the sentence concerning different timelines of competing business combinations has been deleted from page 38 of Amendment No. 1 because no director, officer or director nominee of the Company holds any position with any other special purpose acquisition company.

21.	Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 9 of Amendment No. 1 accordingly.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Francis C.Y. Ng, Copley Acquisition Corp